[Letterhead of Sutherland, Asbill & Brennan LLP]

CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

Internet: ckrus@sablaw.com

May 17, 2005

Mr. John Reynolds

Assistant Director

Office of Emerging Growth Companies

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	TAC Acquisition Corp.

Registration Statement on Form S-1 filed on March 17, 2005

File No. 333-123382

Dear Mr. Reynolds:

On behalf of TAC Acquisition Corp. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company in a letter dated May 13, 2005. The Staff’s comments are set forth below in italics and are followed by the Company’s responses.

General

1.	If management, the directors, or any affiliate, attorney, agent or other representative of the company, the directors, or management has already taken direct or indirect measures to locate a target business, or unaffiliated sources have approached you with possible candidates, you must disclose this information or advise us supplementally. We may have further comment.

The Company has revised the disclosure contained on pages 8, 23, 26 and 28 of the prospectus in response to the Staff’s comment.

Mr. John Reynolds

May 17, 2005

2.	Provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to the utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the conversion right when exercised by an existing stockholder as compared to a public stockholder. In this context we note that: (i) the existing stockholders are allowed to make purchases of shares in the offering, in the open market subsequent to the offering and pursuant to the exercise of warrants; (ii) there appears to be a disincentive for public stockholders to exercise their conversion rights due to the fact that the amount available to such stockholders is virtually certain to be less than the purchase price paid for the unit in the offering ($6.00); and (iii) there does not appear to be a corresponding disincentive for existing stockholders to exercise their conversion rights since their existing shares have an effective purchase price of $0.0002 per share and thus even after paying the offering price, market price and/or exercise price for the other shares acquired after the date of the prospectus, the effective cost to the existing stockholders of their shares will be less that the conversion price per share. Similar disclosure should be provided, as applicable, with respect to the shares held by the Underwriters. We may have further comment.

The Company has revised the disclosure on page 31 of the prospectus in response to the Staff’s comment. We respectfully note that the purchase option to be granted to Wedbush Morgan Securities Inc. will not be exercisable for units until the later of (i) the consummation of a business combination, and (ii) one year from the date of the offering. Thus, the units issued upon exercise of the purchase option will not have the benefit of the conversion feature and the shares underyling the purchase option will not vote in respect of any business combination. Accordingly, the Company did not add any additional disclosure in respect of the purchase option.

3.	Provide disclosure in a prominent place in the prospectus detailing the various fees, reimbursements and other cash flows being paid to the existing stockholders and/or officers and directors in this offering. We may have further comment.

The Company advises the Staff on a supplemental basis that all fees, reimbursements and other cash flows being paid to existing stockholders and/or officer and directors in this offering are set forth under “Use of Proceeds” on page 19 of the prospectus.

4.	We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission. With a view toward disclosure, identify for us the names of the companies that have registered or are seeking to register blank check offerings underwritten on a firm commitment basis in which an officer, director, affiliate, underwriter or attorney for any of the above have been involved; the Securities Act Form the companies’ filed on; if applicable, the date of effectiveness; and, the status of the offering thus far. In this regard, tell us the amount escrowed to date and whether the blank checks have engaged in the desired business combination outlined in the prospectus. To assist the staff in this regard, please present the information in a tabular format. We may have further comment.

Mr. John Reynolds

May 17, 2005

The Company will provide the staff with the requested information on a supplemental basis under separate cover.

Prospectus Summary, page 1

5.	We note your response to prior comment 3. The statement that your management has “strong reputations within the investment community” appears promotional and should be removed.

The Company has revised the disclosure on pages 1, 25 and 28 of the prospectus in response to the Staff’s comment.

6.	We note your response to comment 4 regarding management’s belief that opportunities exist to purchase technology companies at a discount. Please revise to discuss the efforts made by management to ensure that their belief is accurate. Since your disclosure indicates that you have not taken significant steps in locating a target, please discuss managements past experience in purchasing companies “at a discount.” If possible, please quantify the term discounts.

The Company has revised the disclosure on pages 1 and 25 of the prospectus in response to the Staff’s comment.

7.	Please revise to define your use of the phrase “public-market peer company valuations.”

The Company has revised the disclosure on pages 1 and 25 of the prospectus in response to the Staff’s comment.

Risk Factors, page 8

8.	We again note your statement that “additional risks not currently known to us may also harm us or affect your investment.” All material risks should be described. If risks are not deemed material, the company should not reference them. Please revise the disclosure accordingly.

The Company has revised the disclosure on page 8 of the prospectus in response to the Staff’s comment.

9.

We note your additional disclosure in risk factor 9 that you “cannot assure [investors] that the resignation or retention of our current management will be included as a term or condition in any agreement with respect to a business combination.” Please revise to clarify if the noted statement implies that management retains the ability to demand that it be retained following a business combination. Please provide detailed disclosure in the

Mr. John Reynolds

May 17, 2005

business section regarding this matter. State whether this will be a term of the business combination agreement. For instance, will management only contemplate those business combinations that include a provision to allow current management to remain with the company following the business combination? Or would this make an agreement more favorable than a similar arrangement? We may have further comment.

The Company has revised the disclosure on page 10 of the prospectus in response to the Staff’s comment.

10.	We note your additional disclosure in risk factor 25 that excess out-of-pocket expenses will only be repaid if a business combination occurs. Please revise to clarify if management will negotiate the reimbursement of excess expenses as a condition to any business combination.

The Company has revised the disclosure on page 16 of the prospectus in response to the Staff’s comment.

11.	We reissue prior comment 15. In risk factor 26, we note your statement that your promoters’ initial investment was less than the required “minimum.” Please revise to quantify the minimum required amount.

The Company has revised the disclosure on page 17 of the prospectus in response to the Staff’s comment.

Proposed Business, page 25

12.	We note your response to comment 23 addressing your disclosure that there are few capital raising alternatives for private companies. We note that you now attribute the noted disclosure to management’s experience. Please revise to discuss the aspects of management’s experience that would provide credence to the noted disclosure. Clarify if management is currently associated with private companies that have difficulty raising capital.

The Company has revised the disclosure on page 25 of the prospectus in response to the Staff’s comment.

13.	Your disclosure that private companies have a difficult time raising capital appears to imply that your proposed business acquisition would be a preferred method over a target engaging in its own initial public offering or debt transactions. Please revise to discuss your basis for that implication. If that is not the implication you intend to convey with your disclosure, please advise.

The Company has revised the disclosure on page 25 of the prospectus in response to the Staff’s comment.

Mr. John Reynolds

May 17, 2005

14.	We note your response to comment 28. It is not clear to us how your contacts would be made aware of your endeavors if they are not solicited.

The Company has revised the disclosure on page 29 of the prospectus in response to the Staff’s comment. In addition, the Company respectfully refers the Staff to the disclosure set forth under “Management” beginning on page 37 of the prospectus which details the current and prior positions held by each of the executive officers and directors of the Company within the financial community. Specifically, as a result of these positions, the members of the Company’s management frequently receive unsolicited proposals with respect to prospective investments in technology-related companies.

15.	In the paragraph under the heading “Selection of target business and structuring of a business combination,” expand your discussion concerning potential business combination candidates to specify the specific criteria the company will utilize in determining qualified business combination candidates (i.e., fair market value of at least 80% of the company’s net assets, annual revenues between $xxx to $xxx, EBITDA of $xxx to $xxx, etc.), for each industry/segment, the number of segment participants that qualify as potential combination candidates given the company’s established criteria and, to the extent not excessive in number, identify such candidates by name and provide relevant information (both financial and narrative) concerning such entities. We may have further comment.

The Company has revised the disclosure on page 29 of the prospectus in response to the Staff’s comment.

Management, page 37

16.	If you elect to retain disclosure of your management’s associations with other entities even though they are beyond the five year requirement of Item 401 of Regulation SB, please revise to disclose the time frame such member of management (or significant employee) has been associated with such entities. In this regard, please disclose the time frame Steven Novak was associated with DakoCytomation and Aperio Technologies. Also, provide similar disclosure for the entities listed in Walter Buckley’s bio.

The Company has revised the disclosure on pages 27, 37 and 39 of the prospectus in response to the Staff’s comment.

17.	We note your disclosure that you “do not currently intend” to compensate Mr. Buckley for his services. Please revise to clarify what factors you would consider in deciding to compensate him for his services.

Mr. John Reynolds

May 17, 2005

The Company has revised the disclosure on page 39 of the prospectus in response to the Staff’s comment.

Certain Relationships and Related Transactions, page 40

18.	Please revise to clarify, here and elsewhere as appropriate, that with respect to shares held by an existing stockholder which were acquired after the offering that the existing stockholder may vote against the proposed business combination and exercise his/her conversion rights in the event that the business combination transaction is approved (only majority approval is needed) by the requisite number of stockholders.

The Company has revised the disclosure on pages 5, 14, 31, 41, 44 and 45 of the prospectus in response to the Staff’s comment.

19.	We note your response to comment 38 regarding the fact that Messrs. Serman and Novak do not own any shares in your company. In light of the fact that you are not compensating members of your management, please revise to discuss the incentives Messrs. Serman and Novak have in being associated with you.

The Company has revised the disclosure on page 39 of the prospectus in response to the Staff’s comment.

Principal Stockholders page 43

20.	Please clarify if the purpose of the disclosed purchases is to stabilize the price of the warrants.

The Company believes that the primary purpose of the disclosed warrant purchases is to align the initial stockholders’ interests more closely with those of the public stockholders and warrantholders by placing more of the initial stockholder’s capital at risk. The Company has sought the advice of the Division of Market Regulation regarding the structure of the warrant purchases, and the Company believes the purpose of the disclosed warrant purchases is in compliance with Regulation M.

Description of Securities, page 45

21.	We note your response to comment 2 regarding Wedbush’s ability to accelerate the separate trading of your shares. We also note your additional disclosure that in determining to accelerate separate trading Wedbush will consider “general market conditions.” Please revise to elaborate.

The Company has revised the disclosure on the prospectus cover page as well as on pages 3, 35, and 45 of the prospectus in response to the Staff’s comment.

Financial Statements

Notes to Financial Statements

Note F -Commitment and Contingencies (Unaudited, F-9)

Mr. John Reynolds

May 17, 2005

22.	Please revise to include the amount of warrants Mr. Royce will purchase consistent with the disclosures provided on page 43.

The Company has revised the disclosure on page F-9 of the prospectus in response to the Staff’s comment.

23.	We reviewed your response to comment 43; however, we were unable to find additional disclosure on the warrant solicitation fee that may become payable to Wedbush Morgan Securities, Inc, as your response indicated. We also noted the company removed the subsection entitled “Warrant Solicitation Fee” detailing this relationship. Tell us supplementally about the current status of this relationship with Wedbush Morgan Securities, Inc. If this relationship exists, revise disclosure throughout the filing as necessary.

The Company informs the Staff on a supplemental basis that the Company does not intend to enter into a Warrant Solicitation Agreement with Wedbush Morgan Securities Inc. As a result, the above-referenced disclosure has been removed.

24.	We observed that Note F has been designated as “unaudited.” It’s is unclear to us why this designation is appropriate. It is our understanding that this note should be audited. Please have Note F audited and have your independent accountant revise their report accordingly.

The Company has revised the disclosure on page F-9 of the prospectus in response to the Staff’s comment.

Part II—Exhibits

25.	In paragraph 6.2 of the Underwriting agreement, we note that if a default of over 10% of the “Firm Units” occur, and neither party is able to find a suitable purchaser to cover the default amount that this agreement “may be terminated.” Please advise how language that states the offering may be terminated” ensures that this offering will not proceed if more than 10% of the units are defaulted. If an amount greater than 10% of the units were defaulted and neither the issuer nor the underwriters elect to terminate the offering (since they “may”), please advise as to the consequence.

The Company respectfully notes that Section 6.2 of the Underwriting Agreement gives both the Company and the Underwriters the right to terminate the offering in the event of a default of over 10% of the Firm Units occurs and no replacement party can be procured within the specified time frame. Upon a termination in accordance with this provision, the Firm Units will not be sold to, and will not be purchased by, the Underwriters and thus the offering will not proceed (as the conditions to such sale and purchase will not have occurred in accordance with

Mr. John Reynolds

May 17, 2005

the terms of the Underwriting Agreement. If neither party elects to terminate, the offering would proceed with the defaulted Units not being issued or sold in the Offering. In such unlikely circumstance, the Company would be required to amend the Prospectus to reflect the reduction in the offering size.

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If you have any questions or additional comments concerning the foregoing, please contact Cynthia M. Krus at (202) 383-0218.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus